

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 19, 2013

Via E-mail
Mr. Li Feilie
Chairman and Chief Executive Officer
Feishang Anthracite Resources Limited
54th Floor, International Chamber of Commerce Tower
168 Fuhua 3rd Road
Futian CBD, Shenzhen
Guangdong, China 518048

Re: **Feishang Anthracite Resources Limited**
        Amendment No. 2 to Draft Registration Statement on Form 20-F
        Submitted December 11, 2013
        Amendment No. 3 to Draft Registration Statement on Form 20-F
        Submitted December 17, 2013
        CIK No. 0001584205

Dear Mr. Feilie:

        We have reviewed your amended draft registration statements and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

        Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

        After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

About this Information Statement, page IS-1

1. In paragraphs 1 and 2 you disclose the unaudited comparative interim consolidated financial statements have been reviewed by Ernst & Young. In your amended filing please revise to include a report on the review by your independent accountant to comply with Item 8A.5 of Form 20-F or remove any and all references to an interim review in your next filing.

Non-IFRS Financial Measures, page 4

2. We note that you have eliminated the table that was included in your prior amendment submitted December 11, 2013 which reconciles cash costs to cost of sales at pages 4 and 122. Please revise to include the reconciliation in your next amendment.

2.5 Significant Accounting Judgments and Estimates, page F-26

(i) Impairment of property, plant and equipment, page F-27

3   We note your disclosures under this heading states that "there were no impairments recognized for the years ended December 31, 2010, 2011, 2012 and the six months ended June 30, 2013." Please tell us how this statement is consistent with your recognition of a $184.4 million impairment charge taken against the assets of the Gouchang Coal Mine in the six months ended June 30, 2013 or revise your disclosure accordingly.

Relationship with Our Controlling Shareholders, page 192

4. We note you added disclosure on page 194 regarding the risk that your trust arrangement with Feishang Enterprise may not be valid under the PRC law and regulations. If material, please add a risk factor.

Exhibit 15.2

5. In your next amendment please revise the exhibit to include that your accounting firm also consents to your reference to them on page IS-37 as experts in accounting and auditing.

General

If you intend to respond to these comments with an amended draft registration statement, please submit it and any associated correspondence in accordance with the guidance we provide in the Division's October 11, 2012 announcement on the SEC website at http://www.sec.gov/divisions/corpfin/cfannouncements/drsfilingprocedures101512.htm.

Please keep in mind that we may publicly post filing review correspondence in accordance with our December 1, 2011 policy (http://www.sec.gov/divisions/corpfin/cfannouncements/edgarcorrespondence.htm). If you intend to use Rule 83 (17 CFR 200.83) to request confidential treatment of information in the correspondence you submit on EDGAR, please properly mark that information in each of your confidential submissions to us so we do not repeat or refer to that information in our comment letters to you.

You may contact Brian McAllister at (202) 551-3341 or Craig Arakawa at (202) 551-3650 if you have questions regarding comments on the financial statements and related matters. Please contact Corey Jennings, at (202) 551-3258, if you have questions regarding international comments. Please contact John Coleman, Mining Engineer, at (202) 551-3610, if you have questions regarding engineering comments. Please contact Erin Wilson at (202) 551-6047 or Brigitte Lippmann at (202) 551-3713 with any other questions.

Sincerely,

/s/ James Lopez (for)

John Reynolds
Assistant Director